SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

(Amendment No. 1)

Information to be Included in Statements Filed

Pursuant to Rule 13d-1(a) and Amendments Thereto

Filed Pursuant to Rule 13d-2(a)

FiberNet Telecom Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

315653105

(CUSIP Number)

Herbert Henryson II, Esquire

Wolf, Block, Schorr and Solis-Cohen LLP

250 Park Avenue

New York, NY 10177

(212) 986-1116

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 22, 2006

(Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: ☐

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): gateway.realty.new jersey.llc 13-4022626
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- shares of common stock
	8.	SHARED VOTING POWER 290,800 shares of common stock
	9.	SOLE DISPOSITIVE POWER -0- shares of common stock
	10.	SHARED DISPOSITIVE POWER 290,800 shares of common stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,800 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.15%
14.	TYPE OF REPORTING PERSON OO

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Kamran Hakim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 325,000 shares of common stock
	8.	SHARED VOTING POWER 290,800 shares of common stock
	9.	SOLE DISPOSITIVE POWER 325,000 shares of common stock
	10.	SHARED DISPOSITIVE POWER 290,800 shares of common stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 615,800 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.69%
14.	TYPE OF REPORTING PERSON IN

Amendment No, 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D (this “Statement”) amends and restates in its entirety the Schedule 13D filed by gateway.realty.new jersey.llc, dated February 6, 2004 (the “Original Schedule 13D”).

ITEM 1.	SECURITY AND ISSUER.

This Statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of FiberNet Telecom Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 570 Lexington Avenue, New York, New York 10022.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is being filed by gateway.realty.new jersey.llc, a New Jersey limited liability company (“Gateway”), and Kamrin Hakim (“Mr. Hakim”). Each of Gateway and Hakim is referred to herein as a “Filing Person” and collectively, as the “Filing Persons.” Mr. Hakim owns a majority of the outstanding membership interests of Gateway and is its sole manager and executive officer.

(b) The business address of Gateway is 3 West 57th Street, 7th Floor, New York, New York 10019, and the business address of Mr. Hakim is c/o Buckingham Trading Partners, 3 West 57th Street, 7th Floor, New York, New York 10019.

(c) The principal business of Gateway is to hold the shares of Common Stock of the Issuer. Mr. Hakim’s principal occupation is as an investor.

(d) During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Hakim is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

On December 31, 2003, pursuant to an Asset Purchase Agreement (the “Purchase Agreement”) by and among Gateway, the Issuer and Local Fiber, LLC, a New York limited liability company that is wholly owned by the Issuer (“Local Fiber”), Local Fiber agreed to acquire substantially all of the assets of Gateway relating to Gateway’s business of providing colocation services at Gateway’s carrier facility located at 165 Halsey Street, 5th Floor, Newark, New Jersey 07102 (the “Business”). The closing of the transactions contemplated by the Purchase Agreement was effective on February 1, 2004. At such closing, in partial consideration for the transfer of such assets to Local Fiber, an aggregate of 2,908,000 shares of Common Stock were issued to Gateway. On May 25, 2005, the Issuer completed a 1-for-10 reverse stock split that had previously been approved by the Issuer’s stockholders. As a result of the reverse stock split, Gateway was the record holder of 290,800 shares of Common Stock.

On March 22, 2006, the Issuer entered into a Common Stock Purchase Agreement (the “Stock Purchase Agreement”), with certain investors identified in the agreement, including Mr. Hakim, pursuant to which the Company issued to the investors, in a private offering, an aggregate of 1,050,000 shares of Common Stock at a price of $2.10 per share, for gross proceeds to the Issuer of $2.2 million. Pursuant to the terms of the Stock Purchase Agreement, the Issuer also issued to such investors warrants (with an expiration date three and one-half years after closing) to purchase an aggregate of 310,000 shares of Common Stock at an exercise price of $2.64 per share. Pursuant to the Stock Purchase Agreement, Mr. Hakim purchased 250,000 shares of Common Stock and warrants to purchase an aggregate of 75,000 shares of Common Stock at an exercise price of $2.64 per share (the “Warrants”) for an aggregate purchase price of $525,000.

ITEM 4.	PURPOSE OF TRANSACTION.

Each of the Filing Persons has acquired the Issuer’s securities for investment purposes. Depending upon Mr. Hakim’s conclusions regarding the prospects of the Issuer, the Filing Persons may increase their investment in the Issuer through the acquisition of additional shares of Common Stock or other securities of the Issuer in the open market or otherwise, subject to availability at prices deemed favorable by Mr. Hakim, or may sell or otherwise dispose of any or all of the shares of Common Stock beneficially owned by them. Although the foregoing represents the range of activities presently contemplated by the Filing Persons with respect to the Issuer, the Common Stock and such other securities, it should be noted that the possible activities of such persons are subject to change at any time. Except as set forth above, neither of the Filing Persons has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Gateway beneficially owns 290,800 shares of Common Stock, which constitutes 4.15% of the Common Stock outstanding (based upon 7,008,849 shares of Common Stock outstanding as of October 30, 2006 as reported in the Quarterly Report on Form 10-Q for the period ended September 30, 2006 filed by the Issuer with the Securities and Exchange Commission). Because Mr. Hakim is the holder of a majority of the membership interests of gateway, Mr. Hakim may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Gateway. In addition to the 290,800 shares of Common Stock owned by Gateway, Mr. Hakim beneficially owns 250,000 shares of Common Stock, which constitutes 3.57% of the Common Stock outstanding, and Warrants to acquire 75,000 shares of Common Stock at an exercise price of $2.64 per share. Accordingly, Mr. Hakim may be deemed to be the beneficial owner of an aggregate of 615,800 shares of the Common Stock, which represents 8.69% of the Common Stock outstanding (as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934). Except as set forth in this Item 5(a), neither of the Filing Persons beneficially owns any shares of Common Stock.

(b) Gateway and Mr. Hakim have shared voting power and power to dispose of the 290,800 shares of Common Stock held by Gateway and Mr. Hakim has sole voting power and power to dispose of the 325,000 shares of Common Stock held by Mr. Hakim (which includes 75,000 shares of Common Stock that may be acquired by Mr. Hakim upon exercise of the Warrants). Except as set forth in this Item 5(b), neither Gateway nor any of the other persons identified in paragraph (a) of Item 2 has voting power or power to dispose of any shares of Common Stock.

(c) Neither of the Filing Persons has effected any transactions in the shares of Common Stock during the past 60 days.

(d) None.

(e) N/A.

ITEM 6.               CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On December 31, 2003, Gateway entered into the Purchase Agreement with the Issuer and Local Fiber pursuant to which the Issuer agreed to issue to Gateway an aggregate of 2,908,000 shares of Common Stock (before the 1-for-10 reverse stock split effected on May 25, 2005) in partial consideration for the purchase by Local Fiber of substantially all of the assets of Gateway used in its business. The closing of the transactions contemplated by the Purchase Agreement, including the issuance of 2,908,000 shares of Common Stock in the name of Gateway, occurred effective February 1, 2004. At the closing, 1,000,000 of such shares of Common Stock were deposited into an escrow account pursuant to an Escrow Agreement among the parties in order to secure the obligations of Gateway under the Purchase Agreement. All of such shares of Common Stock were released from the escrow account in accordance with the terms of the Escrow Agreement. The Purchase Agreement further provides, among other things, that, subject to certain conditions as set forth in the Purchase Agreement, if Gross Revenues (as defined in the Purchase Agreement) in a Revenue Month (as defined in the Purchase Agreement) during the two year period following the closing of the transactions under the Purchase Agreement exceed $173,000 (the “Target Monthly Gross Revenue”), then additional shares of Common Stock will be issued to Gateway with a value, as established pursuant to the provisions of the Purchase Agreement, equal to 2.2 times the amount by which such annualized Gross Revenues exceed the annualized Target Monthly Gross Revenue. In addition, the Issuer and Gateway entered into a Registration Rights Agreement pursuant to which the Issuer agreed, under certain circumstances, to register with the Securities and Exchange Commission the shares of Common Stock that have been or may be issued under the Purchase Agreement. Copies of the Purchase Agreement and the Registration Rights Agreement were attached to the Original Schedule 13D as Exhibits 1 and 2 thereto, respectively, and are incorporated herein by reference.

In connection with the closing of the transactions contemplated by the Purchase Agreement, the Issuer and Gateway entered into a letter agreement that provides, among other things, for the appointment of a designee of Gateway as a member of the Board of Directors of the Issuer. On January 30, 2004, Mr. Brecher was appointed to the Issuer’s Board of Directors pursuant to the terms of the letter agreement. The letter agreement further provides that another designee of Gateway shall have the right to act as a non-voting observer at meetings of the Issuer’s Board of Directors, subject to certain limitations as set forth in the letter agreement. The rights granted to Gateway under the letter agreement may be terminated at any time by the Issuer upon ten days written notice to Gateway. In the event of such termination, the designee of Gateway serving on the Issuer’s Board of Directors is obligated to submit a written resignation to the Issuer. A copy of the letter agreement was attached to the Original Schedule 13D as Exhibit 3 thereto and is incorporated herein by reference.

On March 22, 2006, the Issuer entered into the Stock Purchase Agreement, with certain investors identified in the agreement, including Mr. Hakim, pursuant to which the Issuer issued to the investors, in a private offering, an aggregate of 1,050,000 shares of Common Stock at a price of $2.10 per share, for gross proceeds to the Issuer of $2.2 million. Pursuant to the terms of the Stock Purchase Agreement, the Issuer also issued to such investors warrants (with an expiration date three and one-half years after closing) to purchase an aggregate of 310,000 shares of Common Stock at an exercise price of $2.64 per share. In connection with the Stock Purchase Agreement, the Issuer entered into a Registration Rights Agreement with the investors, dated as of March 22, 2006, which requires the Issuer to file a registration statement with the Securities and Exchange Commission with respect to the resale of (i) the shares of Common Stock issued to the investors, (ii) the shares of Common Stock underlying the warrants issued to the investors and (iii) the shares of Common Stock underlying warrants issued to the placement agent in connection with the stock sale. Copies of the Stock Purchase Agreement, the Registration Rights Agreement and Form of Warrant are attached as Exhibits 2, 3 and 4 hereto, respectively, and are incorporated herein by reference.

In addition to the above transactions, on March 22, 2006, the Issuer and Gateway entered into an amendment to the Purchase Agreement pursuant to which the Issuer completed the acquisition, in January 2004, of the operating assets of Gateway, also known as Gateway Colocation. As discussed above, the Purchase Agreement included an “earn-out” payment based upon the achievement of certain financial objectives with respect to the revenues generated by the facility. More specifically, the “earn-out” payment was to be based on the gross revenues, on an annualized basis, for a particular month designated by Gateway Colocation during the twenty-four month period immediately subsequent to closing. By its terms, the “earn-out” provision expired on January 30, 2006. The terms of the Gateway amendment extend the duration of the “earn-out” provision for an additional twenty-four months, which extension was made retroactive to January 30, 2006. To date there have been no payments under the “earn-out” provision of the Purchase Agreement.

Except as set forth or incorporated by reference in this Item 6, neither Gateway nor any of the other persons identified in paragraph (a) of Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Issuer

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1:	Joint Filing Agreement by and among Gateway and Mr. Hakim
Exhibit 2:	Common Stock Purchase Agreement, dated as of March 22, 2006, among the Issuer and the investors listed on schedule attached thereto
Exhibit 3:	Registration Rights Agreement, dated as of March 22, 2006, among the Issuer and the investors listed on schedule attached to the Stock Purchase Agreement
Exhibit 4:	Form of Warrant

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	April 2, 2007

gateway.realty.new jersey.llc

By:	/s/ Kamran Hakim

Kamran Hakim

Member

/s/ Kamran Hakim

Kamran Hakim